Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Splitco, Inc.

Commission File No.: 333-171201

Excerpts from the Transcript of
Liberty Media Corporation at the Lazard Capital Markets
Technology & Media Conference held on March 15, 2011

Barton Crockett, Analyst, Lazard Capital Markets

From the perspective of someone that’s newer to Liberty, there’s clearly one distinguishing feature of the company which is all three tracking stocks in an unusual structure.

Gregory B. Maffei, President and Chief Executive Officer

We have a 100% market share in tracking stocks.

Barton Crockett, Analyst, Lazard Capital Markets

Yes, yes, it’s a dominant position. But it does seem to me that and maybe this is just the fact that I’m newer to this, but that the pace of clarification has been accelerating. It would seem to me that if you looked at Liberty, many years ago this was all one company, not separate tracking stocks, probably more of a discount on the value of your assets than today even with all the grief you get about tracking stocks, they’re separated, you can value them. I would argue that that’s increased value. And then now you’re moving to separate Liberty Interactive from the rest of it so that Liberty Interactive would no longer be a tracking stock. And I think that you’re looking at options that over time would clarify the other two parts. And I was wondering if you would agree that that’s a fair read.

Gregory B. Maffei, President and Chief Executive Officer

Well, I think we’ve gone — began the real process of clarification a while ago and beginning with focusing LMI, creating LGI, and then Discovery Holdings. That process probably has accelerated since 2005 and the creation of the tracking stocks. I actually joined the day we announced the tracking stocks. And that process, we’ve gotten out of a lot of non-core assets. OpenTV, On Command, our stake in CBS, much of our stake in Time Warner, we continue to take things where we are not the control shareholder or we think they have lesser growth prospects and swap or trade our businesses where we think we’ve got more opportunity swapping News Corp for DIRECTV, obviously investing in SIRIUS are good examples.

So that process is likely to continue just because our ability to get full value, our ability to have we think positive influence is much better where we have a controlled position or substantial influence. SIRIUS, as example, probably a substantial influence even though we don’t consolidate it much more than we were able to have say with the 3% stake in CBS or even a 16% economic stake in News Corp.

Barton Crockett, Analyst, Lazard Capital Markets

. . . I was also wondering if you could talk a little bit about the process of separation which I know has been hostage to some court hearings awaiting a decision, but to what degree has your willingness to buy back stock been affected by the ongoing process there, not only at Liberty Interactive, but frankly at Starz. I know you’ve been buying back Liberty Capital, so I don’t know if there is any reason to be restrained, but perhaps you have been?

Gregory B. Maffei, President and Chief Executive Officer

Yeah. I don’t think it’s impacting us on that side of the house with Starz or Capital. I think at Interactive, we probably have been cautious about Capital and the reality is we are trying to show that Liberty Cap — Liberty Interactive rather has substantial ability to service its debt, substantial ability to repay its debts. And if you look, we significantly de-levered that business. These numbers are all too familiar because we went through the trial. December of ‘08, we had $9.6 billion of net debt, net of cash and marketable assets. Today that number is $4.4 billion and that’s with a higher EBITDA stream in 2010 than we had in 2008. So we substantially delevered the business. I think there is a lot of borrowing capacity. We’ve a $2 billion revolving credit line which I think we paid. We have something like a $1.2 billion or $1.3 billion capacity on. We have cash both at QVC cash and Liberty Interactive at the operating level and the holding company level. We’ve a lot of borrowing capacity and a lot of fire power there to do something. We’ll see how the trial goes and where we go from here.

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The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks. The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein (preliminary filings of which have been made with the SEC), because they will contain important information about the split-off. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty Media’s directors and executive officers, those of the split-off entity and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (preliminary filings of which have been made with the SEC).